Exhibit 1

Rio de Janeiro, August 16, 2019

B3 S.A. – Brasil, Bolsa, Balcão

Attn:   Ms. Ana Lucia da Costa Pereira

Superintendence of Listings and Supervision of Issuers

B3 S.A. – Brasil, Bolsa, Balcão

Cc:

CVM - Comissão de Valores Mobiliários (Brazilian Securities Comission)

Attn.:  Mr. Fernando Soares Vieira – Superintendent of Corporate Relations

Mr. Francisco José Bastos Santos – Superintendent of Market and Broker Relations

B3 S.A. – Brasil, Bolsa, Balcão

Re.: Official Letter 723/2019-SLS - Oi S.A.

 Request for clarificatoin regarding news published in the press

Dear Sirs,

In regards to Official Letter 723/2019-SLS sent by B3 S.A. – Brasil, Bolsa, Balcão (“Official Letter”), which requests that Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”) clarify an article published in the press by Agência Estado - Broadcast on August 16, 2019, the text of which is transcribed below, the Company hereby clarifies as follows:

August 16, 2019

723/2019-SLS

Oi S.A. - In Judicial Reorganization

Attn: Mr. Carlos Augusto Machado Pereira de Almeida Brandão

Chief Investor Relations Officer

Rua Humberto de Campos, 425 – 8º floor Rio de Janeiro - CEP 22430-190 State of Rio de Janeiro	www.oi.com.br

Subj.: Request for clarification of news published in the press

Dear Sirs,

An article published by Agência Estado - Broadcast on August 16, 2019, entitled “Analysis of Oi presented at the Anatel summit meeting suggests that money may run out in February”, includes, among other information, that:

1.         The analysis of Oi’s situation, presented at the summit meeting of the National Telecommunications Agency (Agência Nacional de Telecomunicações or Anatel) this week, suggested that the company's cash on hand is the “minimum necessary” and that resources are expected to be exhausted in February 2020 unless measures are taken to prevent this.

2.         In light of the deterioration of the company’s indicators, the future of the company has become a cause for concern for Anatel once again, and it may have to take tougher measures, including taking Oi's fixed-line concession and intervening in the company.

We request clarification on this information by August 19, 2019, including confirmation of whether the report is correct, as well as any other material information.

Regarding the above, Oi advises that the National Telecommunications Agency – Anatel, by way of a press release signed by its president, published on its website on August 16, 2019 (https//www.anatel.gov.br/institucional/component/content/ article?id=2347), dismissed the claim made by the communication in question regarding the imminent possibility that the Company faces drastic measures, in particular in respect of its fixed-line concession.

Anatel has been closely monitoring the economic and financial condition of Oi since 2014 and, since the beginning of the reorganization process, has been performing this monitoring in conjunction with the 7th Corporate Court of Rio de Janeiro, the Federal Prosecutor’s Office and the judicial administrator. As such, the Company’s financial information is closely monitored, including through the Monthly Activity Report prepared by the judicial administrator, filed with the judicial reorganization court and disclosed by Oi in addition to the periodic financial reporting published by the Company in the form required by applicable regulations.

Rua Humberto de Campos, 425 – 8º floor Rio de Janeiro - CEP 22430-190 State of Rio de Janeiro	www.oi.com.br

Throughout this process, the Company has been guided by transparency and diligence in its actions and strategies, with the goal of ensuring both compliance with the Judicial Reorganization Plan and sustainable uplift, informing its actions and objectives to all forums responsible for monitoring its judicial reorganization.

In this regard, Oi clarifies that its performance is in line with expectations with respect to the development of its operational indicators, especially those related to fiber, and the revenue dynamics have already begun to stabilize, as disclosed in the second quarter 2019 earnings release.

The Company reiterates its confidence in the implementation of the cost control measures and the process for the sale of non-strategic assets, which are necessary to finance its investment plan and are already underway and aligned with the planned schedule.

In addition, Oi reaffirms that the Board of Officers, which is responsible for the implementation of the Judicial Reorganization Plan, in compliance with its fiduciary duties, continually assesses opportunities to improve the Company’s capital structure and maximize its value, with several alternatives under consideration, although no decision has been made with respect to any of those alternatives until the present date.

Having addressed your inquiries, we remain at your disposal for further clarification.

Sincerely,

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer

Special Note Regarding Forward-Looking Statements

This Material Fact contains forward-looking statements. Statements other than historical facts, including statements of the Company’s beliefs and expectations, business strategies, future synergies, cost savings, future costs and future liquidity, are forward-looking statements.. The words “will”, “must”, “should”, “could”, “anticipates”,

Rua Humberto de Campos, 425 – 8º floor Rio de Janeiro - CEP 22430-190 State of Rio de Janeiro	www.oi.com.br

“intends”, “believes”, “estimates”, “expects”, “predicts”, “plans”, “targets”, “objective”, “projects”, “forecasts” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. There is no guarantee that the expected events, tendencies or expected results will actually occur. Such statements reflect the current view of the Company’s management and are subject to various risks and uncertainties. These statements are based on several assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operating factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to the Company or its affiliates, or people acting on their behalf, are expressly qualified in their entirety by the cautionary notices set forth in this paragraph. No undue reliance should be placed on these statements. Forward-looking statements speak only as of the date on which they were made. Except as otherwise required by federal securities laws of Brazil or of the U.S., or by the rules and regulations of the CVM, the SEC, or applicable regulatory authorities of other countries, the Company and its affiliates do not have any intention or obligation to update or publicly announce the results of any revisions to any of its forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting forward-looking statements. However, it is advisable to consult other disclosures made by the Company on matters related to reports and communications filed by the Company within the CVM and the SEC.

Rua Humberto de Campos, 425 – 8º floor Rio de Janeiro - CEP 22430-190 State of Rio de Janeiro	www.oi.com.br